LEGACY
HOTELS

REAL E[redacted]TRUST

File No. 82-34729

03032421

September 30, 2003

SUPPL

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

03 OCT -2 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated September 30, 2003

- **Legacy Hotels Real Estate Investment Trust To Release Third Quarter Earnings**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw
10/2

File No. 82-34729

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File Number: 82-34729

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
TO RELEASE THIRD QUARTER EARNINGS**

TORONTO, September 30, 2003 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its third quarter earnings on Monday, October 20, 2003 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-695-5806 or 1-800-273-9672. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on October 20, 2003 through to October 27, 2003. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 1481063.

A live audio webcast of this conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Investor Relations
Tel: 866-627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca